News Release

Burcon Updates on Developments

Vancouver, British Columbia, April 28, 2022 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, is pleased to provide an update on its developments in light of the recent announcement of the letter from NASDAQ regarding minimum bid price deficiency, Burcon's recent share price weakness and the overall market volatility for the plant-based sector.

Merit Production and Sales

Merit Functional Foods Corporation ("Merit"), in which Burcon is a joint venture partner and licensor of its pea and canola technologies, continues to increase its production and sales at its state-of-the-art protein production facility.  Merit has fulfilled new and repeat purchase orders from CPG companies looking to incorporate Merit's best-in-class pea and canola protein ingredients into food and beverage products.  Consumer products using Merit's protein ingredients are currently available on store shelves in the US and Europe.  As Merit goes through the sell-in process with many of the leading food and beverage customers, we expect to see more innovative and taste-forward consumer products being launched.

"Food ingredient sales tend to be recurring and long-lasting once incorporated into a product's formulation," said Peter H. Kappel, Burcon's interim CEO and Chairman of the board, adding that, "The sell-in process takes time to materialize but we expect that securing sales contracts with leading food and beverage customers will reap long term benefits for Merit."

Strategic Partnerships and Collaborations

Burcon continues to advance its discussions and negotiations with potential partners on additional plant-based protein opportunities.  Due diligence and negotiations on potential strategic partnerships are progressing well with various parties moving forward with pace.  We are very encouraged by the progress of our potential partnership discussions and continue to work towards reaching an agreement to bring our innovative protein technologies to market.

In addition to strategic partnerships, Burcon is collaborating with food processors to explore opportunities to leverage Burcon's core protein extraction and purification platform for use in upcycled protein production arising from under-utilized crops or byproducts that are otherwise disposed as waste or sold as animal feed.  Burcon's technologies are capable of extracting high-quality ingredients that add value to the food supply chain which can contribute to reducing food waste and supporting sustainable farm-to-fork solutions.  Food processors in the industry recognize the importance of reducing their carbon footprint and are looking to Burcon for solutions with upcycling initiatives.

CEO Search

The executive search process for a new chief executive officer of Burcon is at an advanced stage.  Working closely with Kincannon & Reed, an executive search firm specialising in the food and agribusiness sectors, Burcon's board of directors has shortlisted a few select individuals, all of whom are seasoned professionals within the specialty food ingredient space.  Burcon's board is very encouraged by the calibre of candidates that have come forward and the process is now in its final stages.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM